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Exhibit 99.1

Richard C. Notebaert
Chairman & Chief Executive Officer
Qwest Communications International Inc.

1801 California Street
Denver, Colorado 80202

303 992 1410
303 296 4097 fax

March 2, 2005

The Board of Directors
MCI, Inc.
Attention: Chairman, Board of Directors
22001 Loudoun County Parkway
Ashburn, VA 20147

Dear Mr. Katzenbach:

        Thank you for your letter of March 1, 2005. We were pleased to see the press releases Verizon and MCI issued on March 2, 2005 indicating the MCI board of directors will now conduct a thorough review of the latest Qwest offer to acquire MCI and that MCI will engage Qwest in what we hope will be meaningful and substantive conversations regarding our proposal.

        You are correct to state that Qwest and MCI management met on various occasions during the last half of '04 to discuss various network and operational issues. The main joint conclusion of these numerous meetings was agreement that there were significant cost synergies available ($2.9 billion annually) in a combination of the two companies.

        These meetings, unfortunately, did not provide Qwest significant data or access to MCI's data rooms. They were merely a forum at which we made available Qwest generated data that MCI representatives confirmed was directionally correct. In fact, as we assume you are aware, unlike Verizon, Qwest was only given access to the MCI due diligence room (filled with over 75 boxes of documents and over 4,000 documents in electronic form) on Saturday, February 12, 2005. This due diligence process was woefully deficient compared to what Verizon and others were provided and inadequate for a transaction of this complexity.

        As a result, we question whether our recent proposal truly received an extensive review. We are also concerned that the process over the next two weeks will simply be process for process sake, as opposed to a meaningful evaluation of our offer. Nevertheless, we accept your assurances that our most recent proposal will be judged in an even handed manner on the economic merits many of your shareholders agree it offers.

        We look forward to the opportunity to work with MCI and its advisors to remove any doubts regarding the superior value of the Qwest bid.

Sincerely,

/s/  RICHARD C. NOTEBAERT

Richard C. Notebaert

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  Exhibit 99.1